Pax World Funds Series Trust I
Pax MSCI International ESG Index Fund

Item 77M: Mergers

On March 17, 2014, a Special Meeting of Shareholders was held to consider and vote upon the Agreement and Plan of Reorganization (the Agreement) by and among Pax World Funds Series Trust I, on behalf of its Pax World International Fund series (the Target Fund), certain other registered investment companies and Pax World
Management LLC, pursuant to which substantially all net assets of the Target Fund attributable to each class of its shares (in aggregate, all of its assets) would be combined with those of the Pax MSCI EAFE ESG
Index ETF (the Predecessor Fund) and shareholders of the Target
Fund and Predecessor Fund would become shareholders of the new
Pax MSCI International ESG Index Fund (the Acquiring Fund), receiving shares of the Acquiring Fund with a value equal to their investment(s) in the Target Fund and/or Predecessor Fund. On March
17, 2014, the Agreement was approved by the shareholders of the Target Fund.

On March 31, 2014, the Reorganizations were completed according to the terms set forth above and in the Agreement.